

Mail Stop 4561

June 22, 2017

Paul M. Todd
Senior Executive Vice President
 and Chief Financial Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

>   **Re: Total System Services, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 24, 2017**
>   **File No. 001-10254**

Dear Mr. Todd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Kathleen Collins
>
>   Kathleen Collins
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services